Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Trina C. Winkelmann

202.739.5254

twinkelmann@morganlewis.com

March 16, 2010

VIA EDGAR TRANSMISSION

Mr. Christian T. Sandoe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment (“PEA”) No. 30

(File Nos. 333-132380 and 811-21864)

Dear Mr. Sandoe:

This letter responds to the oral comments we received from you on February 17, 2010 regarding the Trust’s PEA, which was filed with the Securities and Exchange Commission (“SEC”) on December 30, 2009. The PEA describes WisdomTree Rising Dollar Fund and WisdomTree Commodity Currency Fund (the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Funds’ Prospectuses and/or Statement of Additional Information. Please note that there are no current intentions to launch the WisdomTree Rising Dollar Fund, and it will not be included in the next filing. Responses herein apply to the WisdomTree Commodity Currency Fund. This Fund has been renamed the “WisdomTree Dreyfus Commodity Currency Fund.”

1.	Comment. Modify the series and class identifiers to include only the two Funds for which there are prospectuses and not also all of the funds included in the Statement of Additional Information.

Response. We will modify the next filing as you request.

2.	Comment. On each of page 2 and page 8 under “The Fund’s Investment Strategy,” remove the last two sentences of each first paragraph, as these describe the structure, not the strategy, of the Fund.

Response. We will move that language to the Additional Information section.

Mr. Christian Sandoe

March 16, 2010

3.	Comment. For each Fund, please confirm with the SEC’s applications office that it is permitted by WisdomTree’s exemptive relief, as the Funds are not “plain vanilla” funds. If they are not, in fact, permitted, please file a 485BXT to extend the Funds’ effective dates.

Response. The Funds are permitted by the February 27, 2008 Order (Release No. 28174).

4.	Comment. On each of page 5 and page 10 under “Derivatives Investment Risk,” change “The Fund may invest in derivatives” to “The Fund will” or “The Fund expects to,” as derivatives are an integral part of the Funds’ investment strategies.

Response. We will modify the next filing as you request to replace “may” with “expects to.”

5.	Comment. On each of page 6 and page 12, remove “The professionals primarily responsible for the day-to-day management of the Fund are,” as this language is not part of Form N-1A.

Response. We will modify the next filing as you request.

6.	Comment. The name “Commodity Currency Fund” is challenging from a names test perspective and may be misleading, as the Fund does not invest in either commodities or currencies. Just as an illustration, there are a number of funds that do not directly invest in commodities, rather they have exposure to commodities through derivatives, etc., and some of these funds have added terms like “Strategy” to their names. While this is not a typical solution to a Rule 35d-1 issue, the SEC staff made an exception for these unique scenarios involving commodities. Please revise the Fund’s name to more accurately reflect the Fund’s investment strategy.

Response. We respectfully decline to take this comment, as the term “Commodity Currency” is a widely used term of art that describes a specific group of currencies. The term “Commodity Currency” is generally used to describe the currency of a country whose economic success is commonly identified with the production and export of commodities (such as precious metals, oil, agricultural products or other raw materials) and whose value is closely linked to the value of such commodities. As the demand for, or price of, such commodities increases, money tends to flow into the country. This generally lifts the country’s economic prospects and supports the value of the currency. Conversely, declines in the demand for, or value of, such commodities historically have contributed to declines in the relative value of these countries’ currencies. The prospectus has been revised so that the term “Commodity Currency” is defined clearly in the prospectus. We believe the 80% policy complies with Rule 35d-1.

7.	Comment. Referring to the fee table on page 7, Form N-1A states:

If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses. The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate

Mr. Christian Sandoe

March 16, 2010

descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively. If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.

Please modify the line items relating to fee waivers and annual fund operating expenses in accordance with the Form. In addition, referring to footnote (b) under the fee table on page 7, Form N-1A allows a registrant to add fee waivers to the table to the extent that they will be in place for at least a year. Is it possible to terminate these fee waivers within a year? If so, should the fee waivers be referenced here?

Response. The Commodity Currency Fund will no longer be utilizing Underlying Funds as part of its investment strategy, and, as a result, the fee table will be modified to remove references to Acquired Fund Fees and their corresponding Fee Waivers.

8.	Comment. On page 8 under “The Fund’s Investment Strategy,” it states that commodity producing countries may include Australia, Brazil, Canada, Chile, Indonesia, Mexico, New Zealand, Norway, Russia and South Africa. Why are countries that produce oil not included in this list, as oil is such a major commodity?

Response. The prospectus now states: “The Fund intends to invest in commodity-producing countries such as Australia, Brazil, Canada, Chile, Indonesia, Mexico, New Zealand, Norway, Russia and South Africa.” Canada, Mexico, Norway and Russia are all major oil and energy producing countries. The Fund generally will invest only in currencies that “float” relative to other currencies. The value of a floating currency is largely determined by supply and demand and prevailing market rates. In contrast, the value of a “fixed” currency generally is set by a government or central bank at an official exchange rate. The Fund generally does not intend to invest in the currencies of notable commodity producers, such as China, Saudi Arabia and the United Arab Emirates, since they are fixed or otherwise closely linked to the U.S. dollar. The Fund will only invest in currencies that it deems to be sufficiently liquid and accessible.

9.	Comment. On page 18 in the last paragraph under “Determination of Net Asset Value,” it states that “Securities that may be valued using ‘fair value’ pricing may include….securities affected by ‘significant events.’” It then states, “An example of a significant event is an event occurring after the close of the market in which a security trades but before a Fund’s next NAV calculation time.” Please clarify that, even if there is a significant event, if markets have not closed and there are, in fact, market prices on the day of the significant event, that those market prices would still need to be used.

Response. We respectfully decline to take this comment, as we do not believe it represents a fully accurate statement of the SEC’s positions on fair valuation. In situations where there is a significant event that occurs before the close of a market, it may be perfectly appropriate to use a “fair value” price instead of a market price. For example, if the last traded price occurred before the significant event, it may be appropriate to use a “fair value” price, or if there are other corporate actions (such as bankruptcy announcements), it may be appropriate to use a “fair value” price.

Mr. Christian Sandoe

March 16, 2010

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me or John McGuire at 202.739.5654.

Sincerely,

/s/ Trina C. Winkelmann

Trina C. Winkelmann

c:	W. John McGuire, Esq.

Richard Morris, Esq.

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